Exhibit 99

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
(Unaudited)
March 31, 2007
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Non-Consolidated Balance Sheets
Non-Consolidated Statements of Income
Non-Consolidated Statement of Changes in Stockholders’ Equity
Non-Consolidated Statements of Cash Flows
Notes to Non-Consolidated Financial Statements

Independent Accountants’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the “Company”) as of March 31, 2007 and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2007 and 2006 and changes in stockholders’ equity for the three-month period ended March 31, 2007. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2006 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 15, 2007 expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2006, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, nothing has come to our attention to suggest that the non-consolidated financial statements expressed in Korean Won have not been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows and changes in stockholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and review standards and their application in practice.
As discussed in note 4 to the non-consolidated financial statements, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card Co., Ltd. at W67,770 per share through a tender offer on March 19, 2007. Additionally, LG Card Co., Ltd. became a subsidiary of the Company on March 23, 2007.
As discussed in note 11 to the non-consolidated financial statements, the Company recorded assets and interest income resulting from related party transactions as of March 31, 2007 and December 31, 2006 and for three-month periods ended March 31, 2007 and 2006.

KPMG Samjong Accounting Corp.
Seoul, Korea
April 27, 2007

This report is effective as of April 27, 2007, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
March 31, 2007 and December 31, 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2007		2006	2007	2006

Assets

Cash and due from banks (note 11)	~~W~~	460,416	468,561	$489,648	498,310
Equity method investment securities (note 3)		20,014,778	12,775,892	21,285,524	13,587,038
Loans, net of allowance for loan losses (notes 5, 11 and 12)		1,100,292	1,179,147	1,170,150	1,254,011
Property and equipment (note 6)		693	776	737	826
Other assets (notes 7, 11 and 12)		83,587	579,255	88,895	616,034

Total assets	~~W~~	21,659,766	15,003,631	$23,034,954	15,956,219

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 8 and 12)	~~W~~	718,821	185,072	$764,459	196,822
Debentures (note 9)		5,088,504	3,421,826	5,411,575	3,639,079
Retirement and severance benefits (note 11)		1,077	783	1,145	833
Other liabilities (notes 10, 11 and 12)		420,328	34,424	447,015	36,610

Total liabilities		6,228,730	3,642,105	6,624,194	3,873,344

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 13)

Common stock		1,907,838	1,907,838	2,028,967	2,028,967

Authorized — 1,000,000,000 shares
Issued and outstanding — 381,567,614 shares

Preferred stock		481,475	262,920	512,044	279,613

Issued and outstanding — 83,478,169 shares in 2007
— 39,767,169 shares in 2006

Capital surplus		7,877,765	4,360,082	8,377,928	4,636,906
Retained earnings (note 14)		3,956,407	3,387,960	4,207,602	3,603,063
Capital adjustments (note 15)		53,853	44,491	57,272	47,316
Accumulated other comprehensive income (notes 3 and 20)		1,153,698	1,398,235	1,226,947	1,487,010

Total stockholders’ equity		15,431,036	11,361,526	16,410,760	12,082,875

	~~W~~	21,659,766	15,003,631	$23,034,954	15,956,219

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
Quarters ended March 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2007		2006	2007	2006

Operating revenue:

Gain from equity method investment securities (notes 3 and 24)	~~W~~	952,272	492,930	$1,012,732	524,226
Interest income (note 11)		61,994	20,749	65,930	22,066
Gain on foreign currency transaction		749	2,597	797	2,762
Other		396	479	421	509

Total operating revenue		1,015,411	516,755	1,079,880	549,563

Operating expense:

Loss from equity method investment securities (notes 3 and 24)		—	184	—	196
Interest expense		62,647	29,008	66,625	30,850
Loss from foreign currency transaction		749	2,597	797	2,762
Fees and commission		19	83	20	88
General and administrative expenses (notes 11 and 17)		14,814	11,584	15,754	12,321

Total operating expense		78,229	43,456	83,196	46,217

Operating income		937,182	473,299	996,684	503,346

Non-operating income, net		22,662	79	24,100	80

Income before income taxes		959,844	473,378	1,020,784	503,426
Income taxes (note 18)		—	—	—	—

Net income	~~W~~	959,844	473,378	$1,020,784	503,426

Earnings per share in Won and U.S. dollars (note 19)	~~W~~	2,416	1,286	$2.57	1.37

Diluted earnings per share in Won and U.S. dollars (note 19)	~~W~~	2,353	1,212	$2.50	1.29

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statement of Changes in Stockholders’ Equity
Quarter ended March 31, 2007
(In millions of Won and thousands of U.S. dollars)

	Won							U.S. dollars (note 2(b))
					Accumulated						Accumulated
	Capital		Capital	Capital	other	Retained		Capital	Capital	Capital	other	Retained
	stock		surplus	adjustments	comprehensive	earnings	Total	stock	surplus	adjustments	comprehensive	earnings	Total
					income						income
Balance at January 1, 2007	~~W~~	2,170,758	4,360,082	44,491	1,398,235	3,387,960	11,361,526	$2,308,580	4,636,905	47,316	1,487,010	3,603,063	12,082,874
Preferred stock issuance		218,555	3,517,683	—	—	—	3,736,238	232,431	3,741,023	—	—	—	3,973,454
Net income		—	—	—	—	959,844	959,844	—	—	—	—	1,020,785	1,020,785
Dividends paid		—	—	—	—	(392,238)	(392,238)	—	—	—	—	(417,141)	(417,141)
Change in retained earnings of subsidiaries		—	—	—	—	841	841	—	—	—	—	895	895
Changes in capital adjustments		—	—	—	(244,537)	—	(244,537)	—	—	—	(260,063)	—	(260,063)
Stock option		—	—	9,362	—	—	9,362	—	—	9,956	—	—	9,956

Balance at March 31, 2007	~~W~~	2,389,313	7,877,765	53,853	1,153,698	3,956,407	15,431,036	$2,541,011	8,377,928	57,272	1,226,947	4,207,602	16,410,760

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
Quarters ended March 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2007		2006	2007	2006
Cash flows from operating activities:

Net income	~~W~~	959,844	473,378	$1,020,784	503,426

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation		93	151	99	161
Amortization		76	72	81	77
Reversal of allowance for loan losses		(396)	(479)	(421)	(509)
Provision for retirement and severance benefits		409	283	435	301
Gain from equity method investment securities, net		(952,272)	(492,746)	(1,012,732)	(524,030)
Stock compensation costs		6,345	3,468	6,748	3,688
Other, net		857	561	911	597
Changes in assets and liabilities:
Decrease (increase) in other assets		(15,791)	229	(16,794)	243
Increase in other liabilities		8,470	4,420	9,009	4,702
Retirement and severance benefits paid		(296)	(309)	(315)	(329)
Increase in deposit for severance benefit insurance		182	18	193	19

Net cash provided by (used in) operating activities		7,521	(10,954)	7,998	(11,654)

Cash flows from investing activities:

Cash provided by investing activities:

Collection of loans		130,000	293,140	138,254	311,751
Proceeds from disposal of property and equipment		—	29	—	31
Decrease in advance payments		519,256	—	552,224	—
Dividends received from equity method investment securities		459,990	445,524	489,195	473,811

		1,109,246	738,693	1,179,673	785,593

Cash used in investing activities:

Purchase of equity method investment securities		(6,980,783)	—	(7,423,996)	—
Loan originations		(50,000)	(200,000)	(53,175)	(212,699)
Purchase of property and equipment		(10)	(49)	(10)	(52)
Decrease in other liabilities		—	(20,596)	—	(21,904)

		(7,030,793)	(220,645)	(7,477,181)	(234,655)

Net cash provided by (used in) investing activities		(5,921,547)	518,048	(6,297,508)	550,938

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
Quarters ended March 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2007		2006	2007	2006

Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings		653,000	100,000	694,459	106,349
Proceeds from debentures		1,800,000	200,000	1,914,283	212,698
Proceeds from issuance of preferred stock		3,749,962	—	3,988,048	—

		6,202,962	300,000	6,596,790	319,047

Cash used in financing activities:

Repayment of borrowings		(120,000)	(20,188)	(127,619)	(21,470)
Repayment of debentures		(130,000)	(270,000)	(138,254)	(287,142)
Debentures issuance cost paid		(4,180)	(950)	(4,445)	(1,010)
Dividends paid		(41,177)	(38,172)	(43,791)	(40,596)
Stock issuance cost paid		(1,724)	—	(1,833)	—

		(297,081)	(329,310)	(315,942)	(350,218)

Net cash provided by (used in) financing activities		5,905,881	(29,310)	6,280,848	(31,171)

Net increase (decrease) in cash and due from banks		(8,145)	477,784	(8,662)	508,113

Cash and due from banks at beginning of period		468,561	64,374	498,310	68,461

Cash and due from banks at end of period	~~W~~	460,416	542,158	$489,648	576,574

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of March 31, 2007, the Company had nine subsidiaries and three joint ventures, and its capital stock consisted of ~~W~~1,907,838 million in common stock and ~~W~~481,475 million in preferred stock.

Details of its subsidiaries and joint ventures were as follows:
a.	Subsidiaries
(a)	Shinhan Bank (formerly Chohung Bank)
Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank.

As of March 31, 2007, Shinhan Bank operated through 910 domestic branches, 97 depositary offices and 14 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.

(b)	LG Card Co., Ltd.

LG Card Co., Ltd. (“LG Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. LG Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively, and at September 1, 2001, changed its name to LG Card. LG Card provides several services such as credit card services, factoring, installment financing and leasing, under the Specialized Credit Financial Business Act. LG Card was listed on the Korea Exchange on April 22, 2002.

On March 19, 2007, the Company acquired 78.6% of the outstanding shares of LG Card through a tender offer. As of March 31, 2007, LG Card had 4.46 million franchise accounts, 67 branches and 10.56 million credit card holders, and its capital stock amounted to ~~W~~626,847 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(1)	General Description of the Company, Continued
(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services and became a wholly owned subsidiary in August 17, 2004 through a tender offer and share exchange. As of March 31, 2007, it operated through 77 branches and its capital stock amounted to ~~W~~1,096,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of March 31, 2007, Shinhan Life Insurance operated through 131 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is principally engaged in credit card services, factoring, consumer loans and installment financing. As of March 31, 2007, Shinhan Card had 3.20 million franchise accounts and 7.59 million credit card holders, and its capital stock amounted to ~~W~~358,886 million.

(f)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of March 31, 2007 amounted to ~~W~~80,000 million.

(g)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust business and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of March 31, 2007 amounted to ~~W~~77,644 million.

(h)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of March 31, 2007 amounted to ~~W~~3,000 million.

(i)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of March 31, 2007 amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(1)	General Description of the Company, Continued
b.	Joint Ventures
(a)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of March 31, 2007 amounted to ~~W~~40,000 million.

(b)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of March 31, 2007 amounted to ~~W~~30,000 million.

(c)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of March 31, 2007 amounted to ~~W~~1,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(1)	General Description, Continued

Details of ownership as of March 31, 2007 and December 31, 2006 were as follows:

		2007		2006
			Ownership		Ownership
Investor	Investee	Number of	percentage	Number of	percentage
		shares	(%)	shares	(%)

Subsidiaries:

Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.00	1,505,615,506	100.00
	LG Card	98,517,316	78.6	—	—
	Good Morning Shinhan Securities	219,399,664	100.00	159,399,664	100.00
	Shinhan Life Insurance	40,000,000	100.00	40,000,000	100.00
	Shinhan Card	71,777,256	100.00	71,777,256	100.00
	Shinhan Capital	12,250,000	100.00	12,250,000	100.00
	Jeju Bank	9,692,369	62.40	9,692,369	62.40
	Shinhan Credit Information	600,000	100.00	600,000	100.00
	Shinhan PE	2,000,000	100.00	2,000,000	100.00
Shinhan Bank	Shinhan Financial Group	6,613,569	(*)1.70	7,129,967	1.90
	LG Card	8,960,005	7.10	—	—

Joint ventures:

Shinhan Financial Group	Shinhan BNP Paribas ITMC	4,000,001	50.00	4,000,001	50.00
	SH&C Life Insurance	3,000,001	50.00	3,000,001	50.00
	Shinhan Macquarie	102,000	51.00	102,000	51.00

(*)	ownership percentage of common stock

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in stockholders’ equity, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~940.30 to US$1, the basic exchange rate on March 31, 2007. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2007, the Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 21 “Preparation and Presentation of Financial Statements”, No. 22 “Share-based Payment”, No. 23 “Earning per Share” and No. 101 “Financial Holding Company”. Except for the adoption of the aforementioned accounting standards, the accounting policies were consistently applied for the non-consolidated financial statements both as of and for the three month period ended March 31, 2007 and as of and for the year ended December 31, 2006.

(d)	Allowance for Loan Losses

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Equity Method Investment Securities

Equity securities held for investment in companies in which the Company is able to exercise significant control over the investees are accounted for using the equity method.

Under the equity method, the Company’s initial investment is recorded at cost and is subsequently increased or decreased to reflect the Company’s share of the net asset of investee. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews goodwill for impairment.

Under the equity method, the Company does not record its share of loss of the investee when such loss would make the Company’s investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the investee, the Company’s share of loss of the investee is recorded until such investment is reduced to zero.

Investments are reduced when dividends are declared by shareholders’ meeting of the respective investee companies.

(f)	Interests in Joint Ventures

Investments in jointly controlled entities are accounted for using the equity method.

(g)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value.
Depreciation is computed by the declining-balance method using rates based on the useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	²	²
Leasehold improvement	Straight-line	²
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.
(h)	Intangible Assets
Intangible assets comprised of software and development costs are stated at cost less accumulated amortization and impairment losses. Intangible assets are amortized using the straight-line method over five years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(i)	Income Taxes

Income tax on the income includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(k)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current salary rates and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

(l)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~940.30 and ~~W~~929.60 to US$1, the rates of exchange on March 31, 2007,and December 31, 2006, respectively, that are permitted by Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(m)	Share-based Payment

In a share-based payment transaction the Company receives goods or services and pays for those goods or services either in shares or in other equity instruments. Goods or services received in a share-based payment transaction are generally measured at fair value and recognized as an expense and capital adjustment. However, in case fair value of goods or services are not available, the share-based payment transactions are measured by reference to the fair value of the equity instruments granted. For cash-settled share-based payment transactions the services received and the liability incurred are measured at the fair value of the liability at grant date. And at each reporting date, the fair value of the liability is remeasured with any changes in fair value recognized in profit or loss for the period. For the transactions when there is a choice of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For the share-based payment prior to December 31, 2006, compensation costs are allocated over the service period and recognized as an expense and a capital adjustment for the equity-settled share-based payment and as an expense and a liability for the cash-settled share- based payment, respectively.

(n)	Provision, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, a provision is recorded at the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

(o)	Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(3)	Equity Method Investment Securities
Details of equity method investment securities as of March 31, 2007 and December 31, 2006 were as follows:

						(in millions of Won)
	2007
			Acquisition	Equity
Investees	Beginning		and	method	Retained	Capital	Ending
	balance		dividend, net	gain	earnings	adjustments	balance

Subsidiaries:

Shinhan Bank	~~W~~	9,724,729	(301,122)	802,902	841	(247,266)	9,980,084
LG Card		—	6,683,743	54,814	—	(177)	6,738,380
Good Morning Shinhan Securities		979,853	306,556	10,862	—	(1,007)	1,296,264
Shinhan Life Insurance		793,204	—	18,727	—	2,342	814,273
Shinhan Card		957,830	(143,555)	46,447	—	(179)	860,543
Shinhan Capital		187,782	(15,312)	10,188	—	1,653	184,311
Jeju Bank		69,316	—	4,403	—	22	73,741
Shinhan Credit Information		10,255	—	542	—	—	10,797
Shinhan PE		10,492	—	132	—	—	10,624

		12,733,461	6,530,310	949,017	841	(244,612)	19,969,017

Joint venture companies:

Shinhan BNP Paribas ITMC		24,790	—	1,698	—	1	26,489
SH&C Life Insurance		17,612	—	72	—	74	17,758
Shinhan Macquarie		29	—	1,485	—	—	1,514

		42,431	—	3,255	—	75	45,761

	~~W~~	12,775,892	6,530,310	952,272	841	(244,537)	20,014,778

The market value of LG Card and Jeju Bank shares owned by the Company were ~~W~~4,241,170 million and ~~W~~80,350 million, respectively, as of March 31, 2007 using the quoted market price (LG Card : ~~W~~43,050 per share, Jeju Bank : ~~W~~8,290 per share) at that date.
Changes in goodwill (negative goodwill) for the quarter ended March 31, 2007 were as follows:

				(in millions of Won)
	Beginning balance		Increase	Amortization (reversal)	Ending balance
Shinhan Bank	~~W~~	653,805	—	15,323	638,482
LG Card		—	3,736,289	22,240	3,714,049
Good Morning Shinhan Securities		93,526	—	4,251	89,275
Shinhan Life Insurance		372,742	—	10,451	362,291
Shinhan Card		320,572	—	7,513	313,059
Jeju Bank		(3,600)	—	(171)	(3,429)

	~~W~~	1,437,045	3,736,289	59,607	5,113,727

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(3)	Equity Method Investment Securities, Continued

	(in millions of Won)
	2006
			Acquisition	Equity
Investees	Beginning		and	method	Retained	Capital	Ending
	balance		dividend, net	gain	Earnings	Adjustments	balance

Subsidiaries:

Shinhan Bank	~~W~~	8,751,516	(955,218)	1,500,460	(3,277)	431,248	9,724,729
Good Morning Shinhan Securities		900,138	—	74,753	(101,458)	106,420	979,853
Shinhan Life Insurance		737,788	(20,000)	64,980	(301)	10,737	793,204
Shinhan Card		221,449	526,806	208,052	—	1,523	957,830
Shinhan Capital		151,789	(15,313)	48,255	—	3,051	187,782
Jeju Bank		60,770	—	9,405	—	(859)	69,316
Shinhan Credit Information		9,263	(1,800)	2,792	—	—	10,255
Shinhan PE		8,741	—	1,751	—	—	10,492

		10,841,454	(465,525)	1,910,448	(105,036)	552,120	12,733,461

Joint ventures:

Shinhan BNP Paribas ITMC		24,103	(3,600)	4,288	—	(1)	24,790
SH&C Life Insurance		15,513	—	1,776	—	323	17,612
Shinhan Macquarie		1,289	(2,016)	756	—	—	29

		40,905	(5,616)	6,820	—	322	42,431

	~~W~~	10,882,359	(471,141)	1,917,268	(105,036)	552,442	12,775,892

The market value of Jeju Bank shares owned by the Company was ~~W~~73,274 million as of December 31, 2006 using the quoted market price (~~W~~7,560 per share) at that date.

Changes in goodwill (negative goodwill) for the year ended December 31, 2006 were as follows:

			(in millions of Won)
	Beginning			Amortization	Ending
	balance		Increase	(reversal)	balance
Shinhan Bank	~~W~~	1,065,725	(343,112)	68,808	653,805
Good Morning Shinhan Securities		110,530	—	17,004	93,526
Shinhan Life Insurance		414,545	—	41,803	372,742
Shinhan Card		—	343,112	22,540	320,572
Jeju Bank		(4,285)	—	(685)	(3,600)

	~~W~~	1,586,515	—	149,470	1,437,045

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(4)	Acquisition of LG Card
(a) On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer. Additionally, LG Card became a subsidiary of the Company on March 23, 2007. The CEO of LG Card is Jong-Ho, Lee, and the Company applied purchase method of accounting for the acquisition.
The condensed financial informations of LG Card as of December 31, 2006 and acquisition date were as follows:

	(in millions of Won)
	As of
	December 31, 2006		Acquisition date
Assets	~~W~~	9,645,482	9,913,238
Liabilities		6,624,912	6,127,002

Stockholders’ equity		3,020,570	3,786,236

Operating revenue		2,703,398	422,308
Operating expense		1,512,216	167,055

Operating income		1,191,182	255,253
Income before income taxes		1,191,138	212,490
Net income	~~W~~	1,193,679	768,638

(b) Details of goodwill related to the acquisition of LG Card were as follows:

	(in millions of Won)
Consideration given	~~W~~	6,683,743
Fair value of net assets		2,947,454

Goodwill	~~W~~	3,736,289

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(5)	Loans
(a)	Loans as of March 31, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)
	Won
	2007		2006
Loans in Won	~~W~~	1,040,000	1,120,000
Loans in foreign currencies		65,821	65,072

		1,105,821	1,185,072
Less: allowance for loan losses		(5,529)	(5,925)

	~~W~~	1,100,292	1,179,147

(b)	Details of loans as of March 31, 2007 and December 31, 2006 were as follows:

	(in millions of Won)
		2007			2006
		Interest			Interest
	Borrower	rate (%)	Amount		rate (%)	Amount
Loans in Won	Shinhan Card	4.49~6.28	~~W~~	400,000	4.49~6.28	~~W~~	450,000
	Shinhan Capital	4.33~8.12		470,000	4.33~8.12		500,000
	Good Morning
	Shinhan Securities	5.25~5.64		170,000	5.25~5.64		170,000

			~~W~~	1,040,000		~~W~~	1,120,000

Loans in foreign currencies	Shinhan Capital	3M Libor+
		0.25~0.90		65,821	3M Libor+0.38		65,072

			~~W~~	1,105,821		~~W~~	1,185,072

Allowance for loan losses				(5,529)			(5,925)

			~~W~~	1,100,292		~~W~~	1,179,147

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(5)	Loans, Continued
(c)	The maturities of loans as of March 31, 2007 and December 31, 2006 were as follows:

	(in millions of Won)
			Loans
At March 31, 2007	Loans		in foreign
	in Won		currencies	Total
Due in three months or less	~~W~~	20,000	37,612	57,612
Due after three months through six months		20,000	—	20,000
Due after six months through 12 months		120,000	—	120,000
Due after one year through three years		610,000	28,209	638,209
Thereafter		270,000	—	270,000

	~~W~~	1,040,000	65,821	1,105,821

	(in millions of Won)
			Loans
At December 31, 2006	Loans		in foreign
	in Won		currencies	Total
Due in three months or less	~~W~~	150,000	—	150,000
Due after three months through six months		20,000	37,184	57,184
Due after six months through 12 months		40,000	—	40,000
Due after one year through three years		690,000	27,888	717,888
Thereafter		220,000	—	220,000

	~~W~~	1,120,000	65,072	1,185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(6)	Property, plant and equipment

Property, plant, equipment as of March 31, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)
	Won
	2007		2006
Property, plant and equipment:

Vehicles	~~W~~	261	261
Furniture and fixtures		1,419	1,416
Leasehold improvements		1,733	1,728

		3,413	3,405
Less: accumulated depreciation		(2,720)	(2,629)

	~~W~~	693	776

(7)	Other Assets

Other assets as of March 31, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)
	Won
	2007		2006
Security deposits paid	~~W~~	9,915	9,915
Software		835	910
Account receivables		45,778	37,907
Accrued income		7,732	8,016
Advance payments		610	519,328
Prepaid expenses		12,899	1,023
Prepaid income taxes		3,997	346
Other		1,821	1,810

	~~W~~	83,587	579,255

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(8)	Borrowings
(a)	Borrowings as of March 31, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)
	Won
	2007		2006
Borrowings in Won	~~W~~	653,000	120,000
Borrowings in foreign currencies		65,821	65,072

	~~W~~	718,821	185,072

(b)	Details of borrowings as of March 31, 2007 and December 31, 2006 were as follows:

	(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2007		2006
Borrowings in Won:

January 08, 2007	April 02, 2007	5.47	~~W~~	7,000	—
February 08, 2007	April 02, 2007	5.56		20,000	—
March 21, 2007	April 02, 2007	5.54		36,000	—
March 30, 2007	April 02, 2007	5.54		10,000	—
December 21, 2006	March 30, 2009	5.34		—	36,000
December 26, 2006	March 29, 2007	4.92		—	84,000
February 21, 2007	July 2, 2007	5.15		180,000	—
February 21, 2007	October 1, 2007	5.18		200,000	—
March 29, 2007	October 1, 2007	5.15		200,000	—

				653,000	120,000

Borrowings in foreign currencies:

July 15, 2004	June 15, 2007	3M Libor+0.7		37,612	37,184
December 29, 2006	December 29, 2009	3M Libor+0.25		28,209	27,888

				65,821	65,072

			~~W~~	718,821	185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(8)	Borrowings, Continued
(c)	The maturities of borrowings as of March 31, 2007 and December 31, 2006 were as follows:

			(in millions of Won)
	Borrowings		Borrowings in
At March 31, 2007	in Won		foreign currencies	Total
Due in three months or less	~~W~~	73,000	37,612	110,612
Due after three months through six months		180,000	—	180,000
Due after six months through 12 months		400,000	—	400,000
Due after one year through three years		—	28,209	28,209

	~~W~~	653,000	65,821	718,821

			(in millions of Won)
	Borrowings		Borrowings in
At December 31, 2006	in Won		foreign currencies	Total
Due in three months or less	~~W~~	84,000	—	84,000
Due after three months through six months		—	37,184	37,184
Due after six months through 12 months		—	—	—
Due after one year through three years		36,000	27,888	63,888

	~~W~~	120,000	65,072	185,072

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(9)	Debentures
(a)	Debentures as of March 31, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)
	Won
	2007		2006
Debentures in Won	~~W~~	5,100,000	3,430,000
Less: discount on debentures		(11,496)	(8,174)

	~~W~~	5,088,504	3,421,826

(b)	Details of debentures as of March 31, 2007 and December 31, 2006 were as follows:

			(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2007		2006
Unsecured debentures in Won:
April 04, 2002	April 04, 2007	7.47	~~W~~	20,000	20,000
May 20, 2002	May 20, 2007	7.25		20,000	20,000
July 29, 2002	July 29, 2007	6.30		20,000	20,000
November 21, 2002	November 21, 2007	5.88		20,000	20,000
December 16, 2002	December 16, 2007	5.96		20,000	20,000
June 24, 2003	June 24, 2008	5.69		30,000	30,000
July 24, 2003	July 24, 2008	5.87		20,000	20,000
March 24, 2004	March 24, 2007	4.76		—	30,000
March 24, 2004	March 24, 2009	5.11		20,000	20,000
June 25, 2004	June 25, 2009	4.93		50,000	50,000
July 08, 2004	July 08, 2009	4.81		100,000	100,000
January 31, 2005	January 31, 2008	4.21		30,000	30,000
January 31, 2005	January 31, 2010	4.59		70,000	70,000
March 18, 2005	March 18, 2007	4.13		—	100,000
March 18, 2005	March 18, 2008	4.23		50,000	50,000
May 09, 2005	May 09, 2008	3.99		50,000	50,000
June 29, 2005	June 29, 2008	4.01		50,000	50,000
June 29, 2005	June 29, 2010	4.28		150,000	150,000
September 14, 2005	September 14, 2008	4.77		70,000	70,000
September 14, 2005	September 14, 2010	5.18		110,000	110,000
December 16, 2005	December 16, 2008	5.34		40,000	40,000
December 16, 2005	December 16, 2010	5.65		60,000	60,000
January 24, 2006	January 24, 2009	5.24		100,000	100,000
February 27, 2006	February 27, 2009	5.07		100,000	100,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(9)	Debentures, Continued

			(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2007		2006
April 24, 2006	April 24, 2009	5.09		200,000	200,000
June 28, 2006	June 28, 2009	5.25		220,000	220,000
June 28, 2006	June 28, 2011	5.42		130,000	130,000
June 28, 2006	June 28, 2013	5.52		50,000	50,000
June 29, 2006	September 29, 2009	5.24		100,000	100,000
June 29, 2006	September 29, 2009	5.32		100,000	100,000
July 31, 2006	July 31, 2011	5.16		100,000	100,000
September 26, 2006	September 26, 2009	4.81		50,000	50,000
September 26, 2006	September 26, 2011	4.91		50,000	50,000
November 29, 2006	November 29, 2009	4.99		250,000	250,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2009	5.05		250,000	250,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000
December 22, 2006	December 22, 2008	5.35		100,000	100,000
January 24, 2007	January 23, 2009	5.33		300,000	—
January 25, 2007	January 25, 2010	5.25		250,000	—
January 25, 2007	January 25, 2012	5.29		100,000	—
January 25, 2007	January 25, 2014	5.40		150,000	—
February 23, 2007	August 23, 2009	5.09		500,000	—
February 23, 2007	February 23, 2010	5.09		250,000	—
February 23, 2007	February 23, 2012	5.12		100,000	—
February 23, 2007	February 23, 2014	5.27		150,000	—

				5,100,000	3,430,000
Discount on debentures				(11,496)	(8,174)

			~~W~~	5,088,504	3,421,826

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(9)	Debentures, Continued
(c)	The maturities of debentures as of March 31, 2007 and December 31, 2006 were as follows:

	(in millions of Won)
	2007		2006
Due in three months or less	~~W~~	40,000	130,000
Due after three months through six months		20,000	40,000
Due after six months through 12 months		120,000	60,000
Due after one year through three years		3,270,000	1,980,000
Thereafter		1,650,000	1,220,000

	~~W~~	5,100,000	3,430,000

(10)	Other Liabilities

Other liabilities as of March 31, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)
	Won
	2007		2006
Withholding taxes	~~W~~	10,379	561
Dividends payable		352,681	1,619
Accounts payable		23,682	329
Accrued expenses		33,586	31,915

	~~W~~	420,328	34,424

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(11)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the quarters ended March 31, 2007 and 2006 were as follows:

	(In millions of Won)
Revenue earned	Expense incurred	Account	2007		2006
Shinhan Financial Group	Shinhan Bank	Interest income	~~W~~	26,148	1,521
²	Good Morning Shinhan Securities	Interest income		2,338	922
²	Shinhan Card	Interest income		5,777	9,510
²	Shinhan Capital	Interest income		7,682	8,121
²	Jeju Bank	Interest income		—	674

			~~W~~	41,945	20,748

Shinhan Bank	Shinhan Financial Group	Rental income	~~W~~	35	—

(b)	Account balances

Significant balances with the related parties as of March 31, 2007 and December 31, 2006 were as follows:

	(In millions of Won)
Creditor	Debtor	Account	2007		2006
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	79,929	2,627
²	²	Security deposits		9,915	9,915
²	²	Account receivables		34,560	28,675
²	²	Accrued income		84	171
²	²	Deposit for severance benefit		1,051	1,233
²	Good Morning Shinhan Securities	Loans in Won		170,000	170,000
²	²	Account receivables		5,571	4,581
²	²	Accrued income		1,578	1,569
²	Shinhan Life Insurance	Account receivables		1,496	1,159
²	Shinhan Card	Loans in Won		400,000	450,000
²	²	Account receivables		2,396	2,043
²	²	Accrued income		3,164	3,285
²	Shinhan Capital	Loans in Won		470,000	500,000
²	²	Loans in foreign currency		65,821	65,072
²	²	Account receivables		1,321	1,102
²	²	Accrued income		2,905	2,990
²	Shinhan Credit Information	Account receivables		311	251

			~~W~~	1,250,102	1,244,673

Shinhan Card	Shinhan Financial Group	Account payables	~~W~~	144	209

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(11)	Related Party Transactions, Continued
(c)	The guarantees and acceptances provided between the related parties as of March 31, 2007 were as follows:

(in millions of Won)
Amount
Creditor	Debtor	Account	guaranteed
Shinhan Financial Group	SH&C Life Insurance	Guarantees for loans	~~W~~3,500
(d)	Compensation of key management personnel for the three-month periods ended March 31, 2007 and 2006 was as follows:

	(in millions of Won)
	2007		2006
Short-term salaries	~~W~~	1,133	1,553
Share-based payment		6,066	3,277
Long-term salaries		101	—

	~~W~~	7,300	4,830

(12)	Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of March 31, 2007 and December 31, 2006 were as follows:

	(in millions of Won and thousands of U.S. dollars)
	Foreign currency		Won equivalent
	2007	2006	2007		2006
Assets:
Loans	$70,000	70,000	~~W~~	65,821	65,072
Other assets	531	551		500	513

	$70,531	70,551	~~W~~	66,321	65,585

Liabilities:
Borrowings	$70,000	70,000	~~W~~	65,821	65,072
Other liabilities	514	534		484	496

	$70,514	70,534	~~W~~	66,305	65,568

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(13)	Capital Stock
(a)	As of March 31, 2007 and December 31, 2006, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate	Redeemable period
	shares	(%) (*)
Redeemable preferred stock:
Series 2	9,316,792	4.04	August 19, 2005 — August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 — August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 — August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 — August 18, 2010
Series 7	2,433,334	7.46	July 19, 2008 — August 18, 2008
Series 8	66,666	7.86	July 19, 2010 — August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 — January 24, 2027

	68,757,169
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 — January 24, 2027

	83,478,169

(*)	Based on issue price

(**)	The Company maintains the right to redeem the whole or part of Series 10 redeemable preferred stock within the redeemable period.

(***)	Details with respect to the conversion right were as follows:

Conversion period : January 26, 2008 — January 25, 2012
Conversion ratio : One common stock per one preferred stock
Conversion price : ~~W~~57,806
Series 1 and Series 6 of redeemable preferred stocks of 9,316,792 shares and 3,500,000 shares, respectively, were redeemed on August 21, 2006 for ~~W~~172,831 million and ~~W~~525,033 million, respectively. Therefore, capital stock amount differs from the total par value of outstanding capital stocks.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(13)	Capital Stock, Continued
(b)	Details of changes in capital stock for the three-month period ended March 31, 2007 and the year ended December 31, 2006 were as follows:

	(in millions of Won, except shares)
	Number of	Capital		Preferred	Capital
	shares	stock		stock	Surplus
Balance at January 1, 2006	434,151,575	~~W~~	1,796,037	374,721	4,360,112
Preferred stock converted into common stock	—		111,801	(111,801)	(30)
Redemption of redeemable preferred stock	(12,816,792)		—	—	—

Balance at December 31, 2006	421,334,783	~~W~~	1,907,838	262,920	4,360,082
Issuance of preferred stock	43,711,000		—	218,555	3,517,683

Balance at March 31, 2007	465,045,783	~~W~~	1,907,838	481,475	7,877,765

(c)	Details of preferred stock to be redeemed by appropriations of retained earnings as of March 31, 2007 were as follows:

	(in millions of Won, except shares and price per share)
			Redemption
	Number of	Redemption date	price	Redemption
	shares		per share	amount
Series 2 redeemable preferred stock	9,316,792	August 18, 2007	~~W~~18,548	~~W~~172,812
(14)	Retained Earnings

Retained earnings as of March 31, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)
	2007		2006
Legal reserve	~~W~~	580,200	396,928
Other reserve		172,812	—
Retained earnings before appropriation		3,203,395	2,991,032

	~~W~~	3,956,407	3,387,960

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(15)	Capital Adjustment

Capital adjustments as of March 31, 2007 and December 31, 2006 were stock options.
(16)	Share-based Payment
(a)	Details of cash-settled share-based payment granted as of March 31, 2007 were as follows:

	1st grant	2nd grant	3rd grant
Grant date	May 22, 2002	May 15, 2003	March 25, 2004
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595
Number of shares granted	1,004,200	1,156,300	1,301,600
Vesting period	Within four years after two years from grant date	Within four years after two years from grant date	Within three years after two years from grant date
Changes in number of shares granted:
Balance at January 1, 2007	607,065	723,613	1,141,423
Exercised	136,216	134,735	169,684
Balance at March 31, 2007	470,849	585,878	971,739

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(16)	Share-based Payment, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of March 31, 2007 were as follows:

	4th grant	5th grant	6th grant
Grant date	March 30, 2005	March 21, 2006	March 20, 2007
Exercise price in Won	~~W~~28,006	~~W~~38,829	~~W~~54,560
Number of shares granted	2,695,200	3,296,200	1,301,050
Vesting period	Within four	Within four	Within four
	years after	years after	years after
	three years	three years	three years
	from grant date	from grant date	from grant date
Conditions:
Service period	Two years from	Two years from	Two years from
	grant date	grant date	grant date
Market performance
Management	Increase rate of	Increase rate of	Increase rate of
	stock price and	stock price and	stock price and
	Target ROE	Target ROE	Target ROE
Employee	Net income for	Net income for	Achievement of
	two years	two years	target ROE
for three years
Changes in number of shares granted:
Outstanding at January 1, 2007	2,381,090	3,098,069	—
Granted	—	—	1,301,050
Canceled or forfeited	12,059	1,531	—
Exercised	—	—	—
Outstanding at March 31, 2007	2,369,031	3,096,538	1,301,050
Exercisable at March 31, 2007	—	—	—

Assumptions used to determine the fair value of options:
Risk-free interest rate	4.07%	5.02%	4.69%
Expected exercise period	5 years	5 years	5 years
Expected stock price volatility	17.92%	13.43%	17.14%
Expected dividend yield	0%	0%	1.65%
Weighted average fair value	~~W~~11,201	~~W~~16,668	~~W~~16,571
The Company maintains the right to choose cash or equity settlement in respect of share-based payment. For the fourth and fifth stock-based payment granted, compensation costs are allocated over the service period and recognized as an expense and a capital adjustment. For the 6th stock-based payment, pursuant to newly applied SKAS No. 22, the Company recognized compensation costs as an expense and a liability.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(16)	Share-based Payment, Continued
(c)	Changes in stock compensation costs for the three-month period ended March 31, 2007 were as follows:

(in millions of Won)
		Employee of
Stock options		Shinhan
granted	Stock compensation cost	Financial		Subsidiaries	Total
		Group
1st	Recorded at beginning of the period	~~W~~	4,316	16,598	20,914
	Incurred during the period		1,080	3,731	4,821
	To be recorded in subsequent periods		—	—	—

2nd	Recorded at beginning of the period		6,845	24,883	31,728
	Incurred during the period		1,335	4,382	5,717
	To be recorded in subsequent periods		—	—	—

3rd	Recorded at beginning of the period		7,328	23,727	31,055
	Incurred during the period		2,378	6,671	9,049
	To be recorded in subsequent periods		—	—	—

4th	Recorded at beginning of the period		3,548	20,283	23,831
	Incurred during the period		470	2,235	2,705
	To be recorded in subsequent periods		—	—	—

5th	Recorded at beginning of the period		3,036	17,624	20,660
	Incurred during the period		1,021	5,636	6,657
	To be recorded in subsequent periods		3,604	20,692	2,296

6th	Recorded at beginning of the period		—	—	—
	Incurred during the period		61	293	354
	To be recorded in subsequent periods		3,585	17,621	21,206
For the 4th and 5th stock options granted, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, stock compensation costs have been recorded as account payables by the subsidiaries and as account receivables by the Company in the amount of ~~W~~45,655 million as of March 31, 2007.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(17)	General and Administrative Expenses
Details of general and administrative expenses for the quarters ended March 31, 2007 and 2006 were as follows:

(in millions of Won)
	Won
	2007		2006
Salaries	~~W~~	9,590	7,082
Provision for retirement and severance benefits		409	283
Other employees benefits		383	559
Rental		52	119
Entertainment		225	212
Depreciation		93	151
Amortization		76	72
Taxes and dues		81	46
Advertising		3	12
Fees and commission		3,175	2,379
Other		727	669

	~~W~~	14,814	11,584

(18)	Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in a normal tax rate of 27.5%. For the quarters ended March 31, 2007 and 2006, the Company recognized no income tax expense.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the three-month periods ended December 31, 2007 and 2006 was as follows:

(in millions of Won)
	2007		2006
Net income before income tax expense	~~W~~	959,844	473,378
Permanent difference		(710,055)	(466,938)
Temporary difference		(252,869)	(9,327)

Taxable income (loss)	~~W~~	(3,080)	(2,887)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(18)	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the quarter ended March 31, 2007 and the year ended December 31, 2006 were as follows:

(in millions of Won)
	2007
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:
Equity method investment securities	~~W~~	(3,805,978)	(953,113)	(704,526)	(4,054,565)
Retirement and severance benefits		1,209	355	182	1,382
Deposit for severance benefit insurance		(1,209)	(24)	(182)	(1,051)
Stock options		44,491	9,362	—	53,853
Other		(21,756)	(7,709)	6,267	(35,732)

Total temporary differences		(3,783,243)	(951,129)	(698,259)	(4,036,113)

Unrealizable temporary differences (*2)		3,794,238			4,034,597

Net temporary differences	~~W~~	10,995			(1,516)

Tax effects of temporary differences		3,024			(417)

Tax effects of tax loss carryforwards		14,011			21,356

Net tax effects	~~W~~	17,035			20,939

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year tax return is reflected in the current period.
(*2)	Unrealizable temporary differences as of March 31, 2007 were comprised of ~~W~~4,042,672 million related to equity method income less ~~W~~8,075 million related to stock options.
The net tax effects of ~~W~~20,939 million as of March 31, 2007 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(18)	Income Taxes, Continued

(in millions of Won)
	2006
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:
Equity method investment securities	~~W~~	(3,427,679)	(2,469,710)	(2,091,411)	(3,805,978)
Retirement and severance benefits		828	544	163	1,209
Accrued income		(299)		(299)	—
Deposit for severance benefit insurance		(828)	(544)	(163)	(1,209)
Stock option		17,163	35,866	8,538	44,491
Other		(7,098)	(21,166)	(6,508)	(21,756)

Total temporary differences		(3,417,913)	(2,455,010)	(2,089,680)	(3,783,243)

Unrealizable temporary differences(*2)		3,421,190			3,794,238

Net temporary differences	~~W~~	3,277			10,995

Tax effects of temporary differences		901			3,024

Tax effects of tax loss carryforwards		5,133			14,011

Net tax effects	~~W~~	6,034			17,035

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year tax return is reflected in the current period.
(*2)	Unrealizable temporary differences as of December 31, 2006 were comprised of ~~W~~3,800,822 million related to equity method income less ~~W~~6,584 million related to stock options.
The net tax effects of ~~W~~17,035 million as of December 31, 2006 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(19)	Earnings Per Share
(a)	Earnings per share
Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the quarters ended March 31, 2007 and 2006 were as follows:

	(in millions of Won, except per share)
	2007		2006
Net income for year	~~W~~	959,844	473,378
Less: dividends on preferred stock		55,317	26,377

Net income available for common stock		904,527	447,001
Weighted average number of common shares outstanding		374,451,509	347,597,116

Earnings per share in Won	~~W~~	2,416	1,286

(b)	Diluted earnings per share
Details of diluted earnings per share due to dilutive effect for the quarters ended March 31, 2007 and 2006 were as follows:

	(in millions of Won, except per share)
	2007		2006
Net income available for common stock	~~W~~	904,527	447,001
Add: dividends on convertible preferred stock		5,001	2,014
stock compensation costs		—	256

Diluted net earnings		909,528	449,271
Weighted average number of common shares outstanding		386,518,181	370,547,750

Diluted earnings per share in Won	~~W~~	2,353	1,212

(c)	Securities applicable to common shares

		Number of shares
	Convertible period	to be issued
Stock options	March 21, 2010 — March 20, 2014	1,301,050

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(20)	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of March 31, 2007 and December 31, 2006 consisted of the following:

	(in millions of Won)
	2007		2006
Gain on equity securities under the equity method	~~W~~	1,159,072	1,403,453
Loss from equity securities under the equity method		(5,374)	(5,218)

	~~W~~	1,153,698	1,398,235

(b)	Comprehensive income for the quarters ended March 31, 2007 and 2006 were as follows:

	(in millions of Won)
	2007		2006
Net income	~~W~~	959,844	473,378
Other comprehensive income
Gain on equity securities under the equity method		(244,381)	(29,688)
Loss from equity securities under the equity method		(156)	(139)

Comprehensive income	~~W~~	715,307	443,551

(21)	Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the quarters ended March 31, 2007 and 2006 were as follows:

	(in millions of Won, except per share)
	2007	2006
Changes in capital adjustments due to application of the equity method	~~W~~244,537	29,827
Changes in retained earnings due to application of the equity method	841	4,703
Stock options recorded as accounts receivable	7,871	3,352
Retained earnings recorded as dividends payable	392,239	385,049
Redemption of preferred shares recorded as accounts payable	—	697,807
Retained earnings appropriated as legal reserve	356,084	173,207
Recognition of accounts payable related to equity method investment securities	9,517	—
Stock issuance cost recorded as accounts payable	12,000	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(22)	Condensed Financial Statements of Subsidiaries and Joint Ventures
(a)	Balance sheets
The condensed balance sheets of subsidiaries and joint ventures as of March 31, 2007 and December 31, 2006 were as follows:

	(in millions of Won)
	2007
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	161,899,245	151,955,336	9,943,909
LG Card		9,868,373	5,985,568	3,882,805
Good Morning Shinhan Securities		5,460,457	4,291,076	1,169,381
Shinhan Life Insurance		6,485,120	6,020,243	464,877
Shinhan Card		3,553,088	3,007,604	545,484
Shinhan Capital		2,349,813	2,168,179	181,634
Shinhan BNP Paribas ITMC		63,200	10,225	52,975
Jeju Bank		2,642,322	2,503,261	139,061
SH&C Life Insurance		1,113,789	1,071,517	42,272
Shinhan Macquarie		24,418	21,391	3,027
Shinhan Credit Information		13,991	3,193	10,798
Shinhan PE		10,967	341	10,626

	~~W~~	193,484,783	177,037,934	16,446,849

	(in millions of Won)
	2006
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	154,207,060	144,539,692	9,667,368
Good Morning Shinhan Securities		4,126,940	3,278,324	848,616
Shinhan Life Insurance		6,225,865	5,795,398	430,467
Shinhan Card		3,558,415	2,923,408	635,007
Shinhan Capital		1,948,495	1,763,537	184,958
Shinhan BNP Paribas ITMC		60,227	10,650	49,557
Jeju Bank		2,470,751	2,338,463	132,288
SH&C Life Insurance		991,359	950,396	40,963
Shinhan Macquarie		11,500	11,444	56
Shinhan Credit Information		13,372	3,117	10,255
Shinhan PE		10,813	319	10,494

	~~W~~	173,624,797	161,614,748	12,010,049

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(22)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued
(b)	Statements of Income
Condensed statements of income of subsidiaries and joint ventures for the quarters ended March 31, 2007 and 2006 were as follows:

	(in millions of Won)
	2007
	Operating		Operating	Operating	Ordinary
Subsidiaries	revenue		expense	income (loss)	income	Net income
Shinhan Bank	~~W~~	6,570,652	5,429,633	1,141,019	1,135,212	827,829
LG Card		727,980	376,993	344,987	345,417	865,397
Good Morning Shinhan Securities		379,935	348,103	31,832	35,465	21,771
Shinhan Life Insurance		630,511	594,189	36,322	43,663	32,067
Shinhan Card		252,820	175,578	77,242	75,282	54,210
Shinhan Capital		60,690	46,351	14,339	14,185	10,335
Shinhan BNP Paribas ITMC		10,575	5,889	4,686	4,695	3,397
Jeju Bank		46,919	37,660	9,259	9,059	6,739
SH&C Life Insurance		15,271	15,414	(143)	2,975	1,164
Shinhan Macquarie		13,522	9,309	4,213	4,098	2,971
Shinhan Credit Information		6,582	5,931	651	744	542
Shinhan PE		740	591	149	171	132

	~~W~~	8,710,197	7,045,641	1,664,556	1,670,966	1,826,554

	(in millions of Won)
	2006
				Operating	Ordinary income	Net income
Subsidiaries	Operating revenue		Operating expense	income (loss)	(loss)	(loss)
Shinhan Bank	~~W~~	1,934,566	1,616,883	317,683	367,025	228,099
Chohung Bank		2,330,087	2,053,667	276,420	272,090	200,865
Good Morning Shinhan Securities		221,423	187,271	34,152	34,426	25,074
Shinhan Life Insurance		547,677	512,909	34,768	41,161	30,013
Shinhan Card		107,174	82,634	24,540	24,080	16,506
Shinhan Capital		65,439	45,882	19,557	26,128	21,215
Shinhan BNP Paribas ITMC		5,663	2,510	3,153	3,152	2,260
Jeju Bank		33,999	29,531	4,468	5,348	5,244
SH&C Life Insurance		14,627	16,247	(1,620)	1,448	2,044
Shinhan Macquarie		13,885	6,845	7,040	7,622	4,988
Shinhan Credit Information		5,857	5,294	563	637	468
Shinhan PE		740	958	(218)	(171)	(261)

	~~W~~	5,281,137	4,560,631	720,506	782,946	536,515

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(23)	Financing and Operating Status of the Company, Subsidiaries and Joint Ventures
(a)	The financing status of the Company and its subsidiaries as of March 31, 2007 and December 31, 2006 were as follows:

	(in millions of Won)
	2007
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	718,821	5,088,504	5,807,325
Shinhan Bank		96,291,204	16,526,985	25,763,624	138,581,813
LG Card		—	411,017	4,182,412	4,593,429
Good Morning Shinhan Securities		850,255	1,674,039	—	2,524,294
Shinhan Card		—	681,800	2,013,538	2,695,338
Shinhan Capital		—	1,292,647	712,214	2,004,861
Jeju Bank		2,166,947	106,420	113,590	2,386,957

	~~W~~	99,308,406	21,411,729	37,873,882	158,594,017

				(in millions of Won)
	2006
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	185,072	3,421,826	3,606,898
Shinhan Bank		93,202,495	14,578,285	24,212,505	131,993,285
Good Morning Shinhan Securities		696,417	1,004,364	—	1,700,781
Shinhan Card		—	1,340,800	1,282,370	2,623,170
Shinhan Capital		—	1,065,250	535,351	1,600,601
Jeju Bank		2,044,629	76,357	55,260	2,176,246

	~~W~~	95,943,541	18,250,128	29,507,312	143,700,981

(*) Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(23)	Financing and Operating Status of the Company, Subsidiaries and Joint Ventures, Continued
(b)	The operating status of the Company, subsidiaries and joint ventures as of March 31, 2007 and December 31, 2006 were as follows:

	(in millions of Won)
	2007
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,100,292	20,014,778	460,416	21,575,486
Shinhan Bank		116,629,084	27,713,916	6,622,443	150,965,443
LG Card		6,808,429	147,734	584,191	7,540,354
Good Morning Shinhan Securities		907,886	3,326,486	739,538	4,973,910
Shinhan Life Insurance		1,593,334	2,734,353	489,809	4,817,496
Shinhan Card		2,954,585	27,169	2,760	2,984,514
Shinhan Capital		2,009,575	202,286	45,541	2,257,402
Shinhan BNP Paribas ITMC		96	5,288	44,504	49,888
Jeju Bank		1,969,934	447,969	106,931	2,524,834
SH&C Life Insurance		22,413	59,152	7,116	88,681
Shinhan Macquarie		—	—	8,990	8,990
Shinhan Credit Information		—	—	7,735	7,735
Shinhan PE		—	8,152	1,981	10,133

	~~W~~	133,995,628	54,687,283	9,121,955	197,804,866

	(in millions of Won)
	2006
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,179,147	12,775,892	468,561	14,423,600
Shinhan Bank		112,715,269	23,660,184	6,300,607	142,676,060
Good Morning Shinhan Securities		517,973	2,261,021	850,853	3,629,847
Shinhan Life Insurance		1,553,913	2,657,757	394,052	4,605,722
Shinhan Card		3,037,672	27,165	3,553	3,068,390
Shinhan Capital		1,571,532	201,995	70,060	1,843,587
Shinhan BNP Paribas ITMC		81	5,230	53,331	58,642
Jeju Bank		1,743,811	391,312	85,177	2,220,300
SH&C Life Insurance		16,751	49,260	1,675	67,686
Shinhan Macquarie		—	—	8,510	8,510
Shinhan Credit Information		—	—	7,315	7,315
Shinhan PE		—	6,975	3,527	10,502

	~~W~~	122,336,149	42,036,791	8,247,221	172,620,161

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(24)	Contribution by Subsidiaries and Joint Ventures to the Company’s Net Income
Effects under the equity method on the Company’s net income for the quarters ended March 31, 2007 and 2006 were as follows:

	(in millions of Won, except ratio)
	2007			2006
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	802,902	84.31	~~W~~	407,132	82.62
LG Card		54,814	5.75		—	0.00
Good Morning Shinhan Securities		10,862	1.14		20,720	4.21
Shinhan Life Insurance		18,727	1.97		19,295	3.92
Shinhan Card		46,447	4.88		16,006	3.25
Shinhan Capital		10,188	1.07		21,351	4.33
Shinhan BNP Paribas ITMC		1,698	0.18		1,130	0.23
Jeju Bank		4,403	0.46		3,354	0.68
SH&C Life Insurance		72	0.01		1,022	0.21
Shinhan Macquarie		1,485	0.16		2,469	0.50
Shinhan Credit Information		542	0.06		451	0.09
Shinhan PE		132	0.01		(184)	(0.04)

		952,272	100.00		492,746	100.00

Other income		85,800			23,904
Other expense		(78,228)			(43,272)

Net income for year	~~W~~	959,844		~~W~~	473,378

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2007
(Unaudited)
(25)	Allowance for Loan Losses of the Company, Subsidiaries and Joint Ventures
Changes in the allowance for loan losses of the Company, its subsidiaries and joint ventures for the quarter ended March 31, 2007 and the year ended December 31, 2006 were as follows:

	(in millions of Won)
	2007
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	5,925	(396)	5,529
Shinhan Bank		1,706,730	59,800	1,766,530
LG Card		1,031,823	(116,673)	915,150
Good Morning Shinhan Securities		29,510	1,267	30,777
Shinhan Life Insurance		19,817	534	20,351
Shinhan Card		148,073	4,908	152,981
Shinhan Capital		31,340	1,795	33,135
Shinhan BNP Paribas ITMC		24	9	33
Jeju Bank		26,313	1,458	27,771
SH&C Life Insurance		44	—	44
Shinhan Macquarie		1	125	126

	~~W~~	2,999,600	(47,173)	2,952,427

	(in millions of Won)
	2006
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,420	(1,495)	5,925
Shinhan Bank		1,572,829	133,901	1,706,730
Good Morning Shinhan Securities		27,256	2,254	29,510
Shinhan Life Insurance		17,740	2,077	19,817
Shinhan Card		67,400	80,673	148,073
Shinhan Capital		30,373	967	31,340
Shinhan BNP Paribas ITMC		18	6	24
Jeju Bank		25,146	1,167	26,313
SH&C Life Insurance		46	(2)	44
Shinhan Macquarie		3	(2)	1
Shinhan Credit Information		1	(1)	—

	~~W~~	1,748,232	219,545	1,967,777